Exhibit 99.112

PROTECH HOME MEDICAL ANNOUNCES INTENTION TO CHANGE NAME AND CONSOLIDATE STOCK IN ANTICIPATION OF PROPOSED NASDAQ LISTING

PROTECH HOME MEDICAL TO CHANGE NAME TO QUIPT HOME MEDICAL, A BURGEONING LEADER IN AT HOME RESPIRATORY CARE EXPANDING RAPIDLY THROUGHOUT THE UNITED STATES

Cincinnati, Ohio – May 11, 2021 – Protech Home Medical Corp. (“Protech” or the “Company”) (TSXV:PTQ; OTCQX:PTQQF), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is pleased to announce that, subject to the receipt of all required regulatory approvals, including the approval of the TSX Venture Exchange (the “TSXV”), it intends to change its name to “Quipt Home Medical Corp.” (the “Name Change”) and consolidate its common shares (each, a “Common Share”) on the basis of one (1) post-consolidation Common Share for every four (4) pre-consolidation Shares (the “Share Consolidation”). The Name Change and Consolidation are anticipated to be completed on May 13, 2021 and it is expected that the Common Shares will commence trading on the TSXV on a post-Share Consolidation basis under the new name and new symbol “QIPT” on such date. The Name Change, symbol change and Share Consolidation are proposed to be completed in anticipation of the Company’s application to list the Common Shares on the NASDAQ Capital Market (“NASDAQ”).

The Company aims to set the standard of the home health industry and will be branded and utilized in local markets over time to meet the one-of-a-kind needs of every individual that puts their confidence in the name. Supported by the reach and the reputation of our current local brands, following the Name Change, the Company will continue to strive to enrich the lives of our patients by providing full-service technology-enabled home healthcare solutions to suit every kind of need, for every kind of patient.

The Company expects that on the same date that the Common Shares begin to trade on a post-Share Consolidation basis under the new name, its 8.0% unsecured convertible debentures due on March 7, 2024 (the “Debentures”) will commence trading on the TSXV under the new symbol “QIPT.DB.A”. No action will be required by existing holders of the Debentures with respect to the Name Change or Share Consolidation.

The CUSIP numbers assigned to the Common Shares and Debentures under its new name will be 74880P104 and 74880PAA2, respectively.

It is anticipated that Computershare Trust Company of Canada (“Computershare”) will mail letters of transmittal to the shareholders providing instructions on exchanging pre-Consolidation share certificates for post-Consolidation share certificates. At that time, shareholders are encouraged to send their share certificates, together with their letter of transmittal, to Computershare in accordance with the instructions in the letter of transmittal.

The Company is currently targeting to complete the proposed listing on NASDAQ by the end of June 2021, or as soon as possible thereafter, subject to satisfaction of all necessary listing requirements and acceptance of the Company’s Form 40-F Registration Statement by the United States Securities and Exchange Commission (the “SEC”). The Company will continue to trade under the symbol “PTQQF” on the OTCQX, following the Name Change and Share Consolidation and prior to completion of its proposed NASDAQ listing. While the Company intends to satisfy all of the applicable listing criteria, no assurance can be given that its application will be approved.

As previously disclosed in connection with the Company’s application for listing on the NASDAQ Capital Market, the Company’s auditor has concluded its review of the Q1, Q2 and Q3 of Fiscal 2020 financial statements for incorporation to the Form 40-F Registration Statement to be filed with the SEC. These restated and amended financial statements have been filed at www.sedar.com. For additional clarification, please note there has been no changes to the audited Fiscal Year-End 2020 financials as previously filed by the Company.

Management Commentary

“This represents a major milestone in the history of our Company, as we transform into Quipt Home Medical, readying for national expansion across the United States as a leader in respiratory homecare. Driven by our technology focused, patient-centric model, organic growth initiatives such as elevating our brand, combined with our acquisition plans has significantly widened our aperture of opportunity for our business,” said Greg Crawford, Chairman and CEO of Protech. “We feel timing our renaming process alongside our proposed NASDAQ listing will allow us to significantly garner awareness for our company in the United States. We expect to utilize Quipt as a brand over time in local markets, aiding in our robust organic growth strategy. Our interconnected healthcare platform is providing us much opportunity to gain market share and Quipt has all the resources needed to seize these opportunities. Additionally, I am pleased to report that our acquisition pipeline continues to be full, and we have a sustained focus on larger accretive transactions which further our goal of creating scale, and we look forward to keeping shareholders apprised as appropriate.”

ABOUT PROTECH HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: governmental and TSXV approval of the proposed Name Change and Share Consolidation; the timing and completion of the proposed Name Change and Share Consolidation; the timing and completion of the proposed listing on NASDAQ; the filing and acceptance of the Form 40-F filing with the SEC, the Company anticipating to add additional locations either through organic opportunities or through inorganic opportunities; the Company expecting to derive strong revenue synergies from new locations organically; the Company’s plans to increase its footprint in current markets as well as adding new markets; the Company expecting to have further news on organic growth opportunities in the near future; and the Company expecting to be busy with new acquisitions in the near term; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions , including: the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com